# Sit Global Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

**As of March 31, 2013**

800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 24 years
Raymond E. Sit, 20 years
Michael J. Stellmacher, CFA, 22 years
Tasha M. Murdoff, 17 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | Class I | Class S |
|---|---|---|
| Ticker: | GDGIX | GDGSX |
| CUSIP: | 82980D-88-9 | 82980D-87-1 |
| Inception Date: | 9/30/08 | 9/30/08 |
| Expense Ratio: | 1.25% | 1.50% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| **Class I Shares** | **8.47** | **12.05** | **9.02** | **10.73** | **1.85** | **1.86** |
| **Class S Shares** | **8.40** | **11.80** | **8.75** | **10.44** | **1.61** | **1.63** |
| Composite Index | 8.40 | 12.98 | 9.65 | 7.52 | | |
| S&P 500 Index | 10.61 | 13.96 | 12.67 | 9.23 | | |
| MSCI EAFE Index | 5.13 | 11.25 | 5.00 | 4.74 | | |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2008* | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|
| **Class I Shares** | **-5.25** | **24.65** | **11.58** | **-2.58** | **13.61** | **8.47** |
| **Class S Shares** | **-5.31** | **24.40** | **11.32** | **-2.89** | **13.35** | **8.40** |
| Composite Index | -21.11 | 28.67 | 12.21 | -3.78 | 16.64 | 8.40 |
| S&P 500 Index | -21.94 | 26.47 | 15.06 | 2.11 | 16.00 | 10.61 |
| MSCI EAFE Index | -19.95 | 31.78 | 7.75 | -12.14 | 17.32 | 5.13 |

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 13.7 |
| Health Technology | 11.5 |
| Energy Minerals | 10.6 |
| Producer Manufacturing | 9.1 |
| Consumer Non-Durables | 8.8 |
| Retail Trade | 7.7 |
| Electronic Technology | 6.4 |
| Consumer Durables | 4.9 |
| Sectors Less Than 4.5% | 25.7 |
| Cash and Other Net Assets | 1.6 |

## PORTFOLIO COUNTRY ALLOCATION (%)

| | |
|---|---|
| United States | 60.9 |
| United Kingdom | 12.3 |
| Switzerland | 5.2 |
| Ireland | 3.7 |
| Australia | 2.8 |
| Spain | 2.0 |
| Japan | 1.9 |
| Germany | 1.8 |
| 8 Countries Less Than 1.8% | 7.8 |
| Cash and Other Assets | 1.6 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Centrica, PLC | 2.9 |
| Chevron Corp. | 2.7 |
| Verizon Communications, Inc. | 2.5 |
| GlaxoSmithKline, PLC, ADR | 2.4 |
| McDonald's Corp. | 2.1 |
| Johnson & Johnson | 2.0 |
| Covidien, PLC | 2.0 |
| Pfizer, Inc. | 2.0 |
| SGS SA | 1.8 |
| International Business Machines Corp. | 1.7 |
| Total | 12.5 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| I Share Assets (Millions): | $13.8 |
| S Share Assets (Millions): | $2.9 |
| Number of Holdings: | 83 |
| Wtd. Avg. Market Cap (Billions): | $91.9 |
| Median Market Cap (Billions): | $49.4 |
| Turnover Rate: | 16.5 % |
| Beta (vs. S&P 500 Index): | 0.91 |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Standard & Poor's 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The **Composite Index** is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

# Sit International Growth Fund

Sit Investment Associates
Sit Mutual Funds

**As of March 31, 2013**

800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

Long-term growth.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Tasha M. Murdoff, 17 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNGRX |
| CUSIP: | 82980D-10-3 |
| Inception Date: | 11/1/91 |
| Expense Ratio: | 1.50% |

## FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns: 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
|---|---|---|---|---|---|---|
| **International Growth** | **3.12** | **10.40** | **5.19** | **-1.37** | **7.66** | **3.97** |
| MSCI EAFE Growth Index | 6.74 | 11.38 | 6.47 | -0.13 | 9.38 | 4.00 |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **International Growth** | **12.97** | **14.67** | **18.19** | **16.08** | **-44.99** | **27.65** | **9.51** | **-10.80** | **18.79** | **3.12** |
| MSCI EAFE Growth Index | 16.12 | 13.28 | 22.33 | 16.45 | -42.70 | 29.36 | 12.25 | -12.11 | 16.86 | 6.74 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 16.3 |
| Producer Manufacturing | 12.7 |
| Consumer Non-Durables | 11.5 |
| Health Technology | 10.4 |
| Energy Minerals | 8.0 |
| Consumer Durables | 5.4 |
| Electronic Technology | 5.1 |
| Retail Trade | 5.0 |
| Sectors Less Than 4.5% | 22.6 |
| Cash and Other Net Assets | 3.0 |

## PORTFOLIO COUNTRY ALLOCATION (%)

| | |
|---|---|
| United Kingdom | 22.9 |
| Switzerland | 15.5 |
| Japan | 10.8 |
| Germany | 7.0 |
| Australia | 5.9 |
| France | 5.5 |
| Canada | 4.2 |
| China/Hong Kong | 4.1 |
| 15 Countries Less Than 4.1% | 21.1 |
| Cash and Other Assets | 3.0 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Royal Dutch Shell, PLC, ADR | 3.4 |
| Nestle SA | 3.3 |
| British American Tobacco, PLC | 3.2 |
| GlaxoSmithKline, PLC, ADR | 3.1 |
| Centrica, PLC | 3.1 |
| BHP Billiton, Ltd. | 3.1 |
| Diageo, PLC, ADR | 3.0 |
| Honda Motor Co., Ltd. | 2.5 |
| Pearson, PLC, ADR | 2.4 |
| Syngenta AG | 2.4 |
| Total | 29.5 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $21.0 |
| Number of Holdings: | 66 |
| Wtd. Avg. Market Cap (Billions): | $64.4 |
| Median Market Cap (Billions): | $32.9 |
| Turnover Rate: | 16.7 % |
| Beta (vs. MSCI EAFE Growth Index): | 1.04 |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Growth Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of growth oriented developed market stocks withing Europe, Australasia and the Far East. MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

# Sit Large Cap Growth Fund

**As of March 31, 2013**

Sit Investment Associates
Sit Mutual Funds

800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Ronald D. Sit, CFA, 28 years
Michael J. Stellmacher, CFA, 22 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNIGX |
| CUSIP: | 829797-10-9 |
| Inception Date: | 9/2/82 |
| Expense Ratio: | 1.00% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Large Cap Growth** | **8.77** | **7.69** | **9.60** | **4.51** | **8.65** | **9.68** |
| Russell 1000® Growth Index | 9.54 | 10.09 | 13.06 | 7.30 | 8.62 | 10.67 |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Large Cap Growth** | **12.79** | **9.59** | **9.54** | **14.14** | **-34.10** | **28.14** | **10.79** | **-0.53** | **13.96** | **8.77** |
| Russell 1000® Growth Index | 6.30 | 5.27 | 9.08 | 11.81 | -38.44 | 37.21 | 16.71 | 2.64 | 15.26 | 9.54 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets | Company Name | % of Net Assets |
|---|---|---|---|
| Apple, Inc. | 4.4 | Oracle Corp. | 2.2 |
| International Business Machines Corp. | 3.9 | Coca-Cola Co. | 2.1 |
| Google, Inc. | 3.9 | Philip Morris International, Inc. | 1.9 |
| Qualcomm, Inc. | 2.5 | Visa, Inc. | 1.9 |
| PepsiCo, Inc. | 2.2 | Chevron Corp. | 1.8 |
| | | Total | 26.9 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Electronic Technology | 15.7 |
| Technology Services | 14.3 |
| Health Technology | 11.6 |
| Consumer Non-Durables | 9.9 |
| Retail Trade | 9.5 |
| Producer Manufacturing | 9.2 |
| Energy Minerals | 4.4 |
| Finance | 4.1 |
| Sectors Less Than 4.0% | 20.1 |
| Cash and Other Net Assets | 1.2 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $213.7 |
| Number of Holdings: | 86 |
| Wtd. Avg. Market Cap (Billions): | $103.2 |
| Median Market Cap (Billions): | $41.3 |
| Turnover Rate: | 9.8 % |
| Beta (vs. Russell 1000® Growth Index): | 0.97 |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

# Sit Mid Cap Growth Fund

**As of March 31, 2013**

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 20 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | NBNGX |
| CUSIP: | 829796-10-1 |
| Inception Date: | 9/2/82 |
| Expense Ratio: | 1.25% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Mid Cap Growth** | **7.94** | **6.76** | **11.85** | **5.18** | **10.48** | **11.77** |
| Russell Midcap® Growth Index | 11.51 | 12.76 | 14.23 | 7.98 | 11.53 | n/a |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Mid Cap Growth** | **17.02** | **15.27** | **9.56** | **18.87** | **-45.34** | **35.59** | **27.10** | **-6.53** | **18.36** | **7.94** |
| Russell Midcap® Growth Index | 15.48 | 12.10 | 10.65 | 11.44 | -44.32 | 46.29 | 26.38 | -1.65 | 15.81 | 11.51 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets | Company Name | % of Net Assets |
|---|---|---|---|
| ANSYS, Inc. | 2.5 | Cognizant Technology Solutions Corp. | 1.9 |
| TJX Cos., Inc. | 2.4 | Iconix Brand Group, Inc. | 1.8 |
| Ecolab, Inc. | 2.0 | Marathon Petroleum Corp. | 1.8 |
| Celgene Corp. | 2.0 | Dunkin' Brands Group, Inc. | 1.8 |
| Flowserve Corp. | 2.0 | AMETEK, Inc. | 1.7 |
| | | Total | 20.0 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Producer Manufacturing | 12.1 |
| Technology Services | 11.0 |
| Retail Trade | 9.7 |
| Health Technology | 9.6 |
| Finance | 9.2 |
| Process Industries | 7.9 |
| Electronic Technology | 7.5 |
| Industrial Services | 5.4 |
| Sectors Less Than 5.0% | 26.1 |
| Cash and Other Net Assets | 1.5 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $152.6 |
| Number of Holdings: | 87 |
| Wtd. Avg. Market Cap (Billions): | $13.7 |
| Median Market Cap (Billions): | $9.4 |
| Turnover Rate: | 13.8 % |
| Beta (vs. Russell Midcap® Growth Index): | 1.01 |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

# Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds

**As of March 31, 2013**

800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

## INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | SMTFX |
| CUSIP: | 82979K-10-0 |
| Inception Date: | 12/1/93 |
| Expense Ratio: | 0.80% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| **Minnesota Tax-Free Income** | **0.62** | **5.61** | **6.69** | **6.15** | **4.76** | **5.14** | **3.39** | **3.30** |
| Barclays 5-Year Muni Bond Index | 0.84 | 3.22 | 4.44 | 5.05 | 4.23 | 4.91 | | |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Minnesota Tax-Free Income** | **3.68** | **4.44** | **4.92** | **1.04** | **-10.75** | **22.04** | **3.18** | **10.64** | **7.24** | **0.62** |
| Barclays 5-Year Muni Index | 2.72 | 0.95 | 3.34 | 5.15 | 5.78 | 7.40 | 3.40 | 6.93 | 2.97 | 0.84 |

## QUALITY RATINGS (%)

| | |
|---|---|
| AAA | 7.5 |
| AA | 19.3 |
| A | 18.2 |
| BBB | 11.9 |
| Less than BBB | 1.1 |
| Non-Rated | 31.2 |
| Cash and Other Net Assets | 10.8 |

### Assessment of Non-Rated Securities

| | |
|---|---|
| AAA | 0.0 |
| AA | 1.7 |
| A | 1.8 |
| BBB | 10.0 |
| BB | 17.5 |
| Less than BB | 0.2 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Multi Family Mortgage | 17.8 |
| Hospital / Health Care | 17.1 |
| Single Family Mortgage | 13.4 |
| Education/Student Loan | 11.2 |
| Other Revenue | 8.4 |
| Utility | 5.0 |
| Municipal Lease | 4.3 |
| Transportation | 3.6 |
| Sectors Less Than 3.0% | 8.4 |
| Cash and Other Net Assets | 10.8 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $416.1 |
| Tax-Equivalent Yield: | 6.50% |
| Average Maturity: | 14.5 Years |
| Duration to Estimated Avg. Life: | 4.1 Years |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-Equivalent Yield** is based on the 30-Day SEC Yield at a federal tax rate of 35.0% and a Minnesota tax rate of 7.85%, for an effective combined tax rate of 40.1%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

# Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds

**As of March 31, 2013**

800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

High current income and safety of principal.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

## INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Mark H. Book, CFA, 25 years
Bryce A. Doty, CFA, 22 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNGVX |
| CUSIP: | 829800-10-1 |
| Inception Date: | 6/2/87 |
| Expense Ratio: | 0.80% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| **U.S. Government Securities** | **-0.27** | **1.39** | **2.91** | **3.95** | **4.03** | **6.16** | **1.06** | **1.47** |
| Barclays Interm. Gov't Index | 0.14 | 2.26 | 3.91 | 3.70 | 4.02 | 6.33 | | |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **U.S. Government Securities** | **3.35** | **2.49** | **4.13** | **6.92** | **5.13** | **7.78** | **4.91** | **2.72** | **2.67** | **-0.27** |
| Barclays Interm. Gov't Index | 2.33 | 1.68 | 3.84 | 8.47 | 10.43 | -0.32 | 4.98 | 6.08 | 1.73 | 0.14 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| CMO | 45.6 |
| FNMA Pass-Through | 25.6 |
| FHLMC Pass-Through | 13.0 |
| GNMA Pass-Through | 8.0 |
| Asset-Backed | 4.2 |
| SBA Pass-Through | 1.0 |
| U.S. Treasury/Federal Agency | 0.6 |
| Cash & Other Net Assets | 2.0 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $1,520.1 |
| Average Maturity: | 21.7 Years |
| Effective Duration: | 1.9 Years |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

# Sit Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

**As of March 31, 2013**

800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 24 years
Michael J. Stellmacher, CFA, 22 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | Class I | Class S |
|---|---|---|
| Ticker: | SDVGX | SDVSX |
| CUSIP: | 82980D-70-7 | 82980D-80-6 |
| Inception Date: | 12/31/03 | 3/31/06 |
| Expense Ratio: | 1.00% | 1.25% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | | |
|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| **Class I Shares** | **11.31** | **14.65** | **13.44** | **7.38** | **8.77** | **1.60** | **1.71** |
| S&P 500 Index | 10.61 | 13.96 | 12.67 | 5.81 | 5.95 | | |
| **Class S Shares** | **11.27** | **14.35** | **13.16** | **7.09** | **7.51** | **1.36** | **1.49** |
| S&P 500 Index | 10.61 | 13.96 | 12.67 | 5.81 | 5.00 | | |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Class I Shares** | **10.91** | **9.41** | **18.29** | **12.89** | **-29.60** | **25.59** | **16.43** | **3.29** | **13.54** | **11.31** |
| **Class S Shares** | **n/a** | **n/a** | **n/a** | **12.56** | **-29.77** | **25.25** | **16.19** | **2.98** | **13.23** | **11.27** |
| S&P 500 Index | 10.88 | 4.91 | 15.80 | 5.50 | -37.00 | 26.47 | 15.06 | 2.11 | 16.00 | 10.61 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets | Company Name | % of Net Assets |
|---|---|---|---|
| Chevron Corp. | 3.3 | Johnson & Johnson | 2.0 |
| International Business Machines Corp. | 2.8 | Pfizer, Inc. | 1.9 |
| Verizon Communications, Inc. | 2.3 | JPMorgan Chase & Co. | 1.9 |
| PepsiCo, Inc. | 2.0 | Occidental Petroleum Corp. | 1.9 |
| Procter & Gamble Co. | 2.0 | Qualcomm, Inc. | 1.7 |
| | | Total | 21.9 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 15.2 |
| Health Technology | 11.0 |
| Producer Manufacturing | 9.7 |
| Consumer Non-Durables | 9.6 |
| Electronic Technology | 9.5 |
| Energy Minerals | 9.0 |
| Retail Trade | 5.6 |
| Technology Services | 4.9 |
| Sectors Less Than 4.5% | 23.9 |
| Cash and Other Net Assets | 1.6 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| I Share Assets (Millions): | $805.7 |
| S Share Assets (Millions): | $131.3 |
| Number of Holdings: | 90 |
| Wtd. Avg. Market Cap (Billions): | $86.7 |
| Median Market Cap (Billions): | $32.0 |
| Turnover Rate: | 19.6 % |
| Beta (vs. S&P 500 Index): | 0.92 |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

# Sit Developing Markets Growth Fund

Sit Investment Associates
Sit Mutual Funds

**As of March 31, 2013**

800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Raymond E. Sit, 20 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | SDMGX |
| CUSIP: | 82980D-40-0 |
| Inception Date: | 7/1/94 |
| Expense Ratio: | 2.00% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Developing Markets Growth** | **-1.28** | **-1.24** | **0.30** | **-1.64** | **13.38** | **4.79** |
| MSCI Emerging Markets Index | -1.92 | -0.63 | 0.80 | -1.29 | 14.29 | 4.19 |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Developing Markets Growth** | **16.54** | **33.77** | **31.59** | **40.72** | **-55.26** | **73.97** | **14.53** | **-18.48** | **11.08** | **-1.28** |
| MSCI Emerging Markets Index | 22.45 | 30.32 | 29.18 | 36.48 | -54.48 | 74.50 | 16.36 | -20.41 | 15.15 | -1.92 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 15.8 |
| Energy Minerals | 11.2 |
| Consumer Non-Durables | 10.8 |
| Electronic Technology | 10.6 |
| Non-Energy Minerals | 9.9 |
| Producer Manufacturing | 8.1 |
| Consumer Services | 7.8 |
| Retail Trade | 7.8 |
| Sectors Less Than 6.0% | 16.9 |
| Cash and Other Net Assets | 1.1 |

## PORTFOLIO COUNTRY ALLOCATION (%)

| | |
|---|---|
| Brazil | 22.8 |
| China/Hong Kong | 21.7 |
| South Korea | 14.5 |
| South Africa | 7.9 |
| Thailand | 5.2 |
| Australia | 4.3 |
| Taiwan | 4.3 |
| Indonesia | 2.8 |
| 9 Countries Less Than 2.8% | 15.4 |
| Cash and Other Assets | 1.1 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Samsung Electronics Co., Ltd. | 5.8 |
| Cia de Bebidas das Americas, ADR | 4.3 |
| Banco Bradesco SA | 3.2 |
| BHP Billiton, Ltd., ADR | 3.2 |
| Bangkok Bank PCL | 3.0 |
| CNOOC, Ltd., ADR | 3.0 |
| Embraer SA, ADR | 2.8 |
| Astra International Tbk PT | 2.8 |
| Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR | 2.7 |
| Shinhan Financial Group Co., Ltd. | 2.6 |
| Total | 33.4 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $11.9 |
| Number of Holdings: | 55 |
| Wtd. Avg. Market Cap (Billions): | $39.2 |
| Median Market Cap (Billions): | $19.9 |
| Turnover Rate: | 12.3 % |
| Beta (vs. MSCI Emerging Markets Index): | 1.00 |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

# Sit Balanced Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

**As of March 31, 2013**

## INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

## EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

## FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Bryce A. Doty, CFA, 22 years
John M. Bernstein, CFA, 20 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | SIBAX |
| CUSIP: | 82980D-20-2 |
| Inception Date: | 12/31/93 |
| Expense Ratio: | 1.00% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Balanced** | **6.63** | **7.45** | **8.28** | **4.69** | **7.11** | **6.62** |
| S&P 500® Index | 10.61 | 13.96 | 12.67 | 5.81 | 8.53 | 8.57 |
| Barclays Aggregate Bond Index | -0.12 | 3.77 | 5.52 | 5.47 | 5.02 | 6.07 |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Balanced** | **19.20** | **9.22** | **7.51** | **7.88** | **10.52** | **-26.88** | **23.12** | **10.51** | **2.04** | **9.95** | **6.63** |
| S&P 500® Index | 28.68 | 10.88 | 4.91 | 15.80 | 5.50 | -37.00 | 26.47 | 15.06 | 2.11 | 16.00 | 10.61 |
| Barclays Aggregate Bond Index | 4.10 | 4.34 | 2.43 | 4.33 | 6.97 | 5.24 | 5.93 | 6.54 | 7.84 | 4.22 | -0.12 |

## TOP HOLDINGS

### Stocks

| Company Name | % of Net Assets |
|---|---|
| Chevron Corp. | 2.0 |
| International Business Machines Corp. | 1.9 |
| Apple, Inc. | 1.8 |
| Marathon Petroleum Corp. | 1.8 |
| Google, Inc. | 1.5 |

### Bonds

| Company Name | % of Net Assets |
|---|---|
| U.S. Treasury Strip, 3.09%, 8/15/20 | 1.9 |
| U.S. Treasury Note, 2.75%, 11/15/42 | 0.9 |
| Pacific Bell Telephone, 7.13%, 3/15/26 | 0.7 |
| GNR 2005-74 HA, 7.50%, 9/16/35 | 0.7 |
| Continental Airlines, 9.00%, 7/8/16 | 0.7 |

## PORTFOLIO ALLOCATION (%)

| | |
|---|---|
| Stocks | 63.4 |
| Bonds | 32.5 |
| Cash and Other Net Assets | 4.1 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $13.4 |
| Number of Holdings: | 183 |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

# Sit Small Cap Growth Fund

**As of March 31, 2013**

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 20 years
Michael J. Stellmacher, CFA, 22 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | SSMGX |
| CUSIP: | 82980D-30-1 |
| Inception Date: | 7/1/94 |
| Expense Ratio: | 1.50% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Small Cap Growth** | **8.01** | **5.50** | **13.23** | **7.17** | **10.53** | **10.61** |
| Russell 2000® Growth Index | 13.21 | 14.52 | 14.75 | 9.04 | 11.61 | 7.17 |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Small Cap Growth** | **6.79** | **18.52** | **7.99** | **20.43** | **-42.96** | **33.06** | **27.28** | **-0.23** | **14.40** | **8.01** |
| Russell 2000® Growth Index | 14.31 | 4.15 | 13.34 | 7.05 | -38.54 | 34.47 | 29.09 | -2.91 | 14.59 | 13.21 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Ultimate Software Group, Inc. | 2.7 |
| Gulfport Energy Corp. | 2.6 |
| ANSYS, Inc. | 2.4 |
| Snap-On, Inc. | 2.1 |
| Alexion Pharmaceuticals, Inc. | 2.1 |

| Company Name | % of Net Assets |
|---|---|
| Chicago Bridge & Iron Co. NV | 2.0 |
| Celgene Corp. | 2.0 |
| Dunkin' Brands Group, Inc. | 2.0 |
| Polaris Industries, Inc. | 2.0 |
| Affiliated Managers Group, Inc. | 2.0 |
| Total | 21.8 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Producer Manufacturing | 12.1 |
| Health Technology | 11.8 |
| Technology Services | 11.7 |
| Finance | 10.3 |
| Consumer Durables | 6.8 |
| Electronic Technology | 6.7 |
| Industrial Services | 6.3 |
| Retail Trade | 5.8 |
| Sectors Less Than 5.0% | 26.8 |
| Cash and Other Net Assets | 1.7 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $83.9 |
| Number of Holdings: | 88 |
| Wtd. Avg. Market Cap (Billions): | $5.5 |
| Median Market Cap (Billions): | $3.2 |
| Turnover Rate: | 18.4 % |
| Beta (vs. Russell 2000® Growth Index): | 0.97 |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000 Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

# Sit Tax-Free Income Fund

**As of March 31, 2013**

Sit Investment Associates
Sit Mutual Funds

800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

## INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNTIX |
| CUSIP: | 829799-10-5 |
| Inception Date: | 9/29/88 |
| Expense Ratio: | 0.80% |

## FUND PERFORMANCE (%)

| | Annualized Returns | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| **Tax-Free Income** | **0.81** | **7.92** | **7.06** | **5.59** | **3.98** | **5.48** | **3.92** | **4.01** |
| Barclays 5-Year Muni Index | 0.84 | 3.22 | 4.44 | 5.05 | 4.23 | 5.64 | | |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Tax-Free Income** | **3.96** | **3.30** | **3.54** | **0.26** | **-15.77** | **22.42** | **2.49** | **10.73** | **9.93** | **0.81** |
| Barclays 5-Year Muni Index | 2.72 | 0.95 | 3.34 | 5.15 | 5.78 | 7.40 | 3.40 | 6.93 | 2.97 | 0.84 |

## QUALITY RATINGS (%)

| | |
|---|---|
| AAA | 9.6 |
| AA | 26.5 |
| A | 23.6 |
| BBB | 12.7 |
| Less than BBB | 5.6 |
| Non-Rated | 19.3 |
| Cash and Other Net Assets | 2.7 |

**Assessment of Non-Rated Securities**

| | |
|---|---|
| AAA | 0.0 |
| AA | 1.5 |
| A | 0.7 |
| BBB | 4.1 |
| BB | 7.9 |
| Less than BB | 5.1 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Single Family Mortgage | 19.9 |
| Multi Family Mortgage | 15.7 |
| Other Revenue | 14.4 |
| Education/Student Loan | 10.8 |
| Hospital / Health Care | 8.1 |
| General Obligation | 6.6 |
| Insured | 5.9 |
| Closed-End Mutual Funds | 5.8 |
| Sectors Less Than 5.0% | 10.1 |
| Cash and Other Net Assets | 2.7 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $175.5 |
| Tax-Equivalent Yield: | 6.93% |
| Average Maturity: | 17.8 Years |
| Duration to Estimated Avg. Life: | 6.1 Years |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-Equivalent Yield** is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

# Sit Quality Income Fund

Sit Investment Associates
Sit Mutual Funds

**As of March 31, 2013**

800-332-5580 www.sitfunds.com

## INVESTMENT OBJECTIVE

High current income and safety of principal.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

## INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Mark H. Book, CFA, 25 years
Bryce A. Doty, CFA, 22 years
Christopher M. Rasmussen, CFA, 12 years

## INVESTMENT ADVISER

**Sit Investment Associates, Inc.**

- Founded in 1981
- Employee-owned firm
- $14.8 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

## FUND DETAILS

| | |
|---|---|
| Ticker: | SQIFX |
| CUSIP: | 82979K-50-6 |
| Inception Date: | 12/31/12 |
| Expense Ratio: | 0.90% |

## FUND PERFORMANCE (%)

| | 3 Month | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
|---|---|---|---|---|
| **Quality Income** | **0.38** | **0.38** | **1.36** | **n/a** |
| Barclays U.S. 1-3 Year Gov't/Credit Index | 0.20 | 0.20 | | |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | YTD 2013 |
|---|---|
| **Quality Income** | **0.38** |
| Barclays U.S. 1-3 Year Gov't/Credit Index | 0.20 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| U.S. Treasury/Federal Agency | 29.0 |
| Mortgage Pass-Through | 21.3 |
| Corporate Bonds | 14.6 |
| Asset-Backed | 14.5 |
| CMO | 13.4 |
| Taxable Municipal | 5.7 |
| Cash & Other Net Assets | 1.5 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $5.1 |
| Average Maturity: | 11.5 Years |
| Effective Duration: | 1.4 Years |

See reverse for important information.

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.